Exhibit 99.2

Interim Review First Quarter 2010 Results

May 28th, 2010

To be a global leader in sustainable forestry and forest product development is the vision that has driven ARAUCO for more than 40 years. As a result of this clear focus, the company today is one of the major forestry businesses in Latin America in terms of forest ownership, plantations performance and manufacture of market woodpulp, sawn timber and panels.

Interim Review First Quarter 2010 Results

May 28th, 2010

HIGHLIGHTS

•

Arauco’s consolidated sales reached U.S. $784.9 million during the first quarter of 2010, a decrease of 11.4% compared to the U.S. $885.4 million obtained in the fourth quarter of 2009. This decrease is mainly explained by lower sales volume in all our products due to the earthquake that struck Chile on February 27, partially offset by higher overall prices.

•

During the first quarter of 2010, consolidated EBITDA reached U.S. $218.9 million, a decrease of 3.7% compared to the U.S. $227.2 million EBITDA obtained during the fourth quarter of 2009. This decrease was mainly due to a lower EBITDA from our Pulp, Sawn Timber and Forestry divisions, partially offset by an increase in Panels.

•

Arauco’s consolidated Net Income for the first quarter of 2010 reached U.S. $62.5 million, a decrease of 57.7% compared to the U.S. $147.5 million obtained in the fourth quarter of last year, mainly explained by non-recurring gains recorded in the past quarter related to our acquisition in Uruguay, a negative charge from the earthquake damages and a higher Foreign Exchange Loss

•

Capital expenditures during the first quarter of 2010 reached U.S. $141.6 million, a 48.8% decrease compared to the U.S. $276.7 million during the fourth quarter of 2009. During this quarter we did not have any significant acquisition, except for the 50% of Dynea Brasil S.A.’s shares for U.S.$ 15 million.

Key Figures

In U.S. Million	1Q 10	4Q 09	1Q 09	QoQ	YoY
Sales	784.9	885.4	660.1	(11.4%)	18.9%
Cost of Sales	(491.8)	(586.8)	(484.0)	(16.2%)	1.6%
Gross Margin	293.1	298.7	176.2	(1.9%)	66.4%
Operating Income (1)	138.9	125.4	38.1	10.8%	265.0%
Net Income	62.5	147.5	13.6	(57.7%)	358.4%
EBITDA (2)	218.9	227.2	130.5	(3.7%)	67.8%
EBITDA Mg	27.9%	25.7%	19.8%	8.7%	41.1%
CAPEX	141.6	276.7	96.7	(48.8%)	46.4%
Net Financial Debt	2,669.4	2,668.7	2,506.3	0.0%	6.5%
Capitalization (3)	9,446.5	9,585.4	8,866.3	(1.4%)	6.5%
ROCE	4.9%	4.9%	1.4%	(0.6%)	249.2%

(1)	Operating Income = Gross Margin – Distribution Costs – Administration Expenses
(2)	EBITDA = Operating Income + Depreciation + Stumpage
(3)	Capitalization = Financial Debt + Equity

Interim Review First Quarter 2010 Results

May 28th, 2010

CONSOLIDATED INCOME STATEMENT ANALYSIS

Income Statement

In U.S. Million	1Q 10	4Q 09	1Q 09	QoQ	YoY
Sales	784.9	885.4	660.1	(11.4%)	18.9%
Cost of Sales	(491.8)	(586.8)	(484.0)	(16.2%)	1.6%
Gross Margin	293.1	298.7	176.2	(1.9%)	66.4%
SG&A (1)	(154.1)	(173.3)	(138.1)	(11.1%)	11.6%
Operating Income	138.9	125.4	38.1	10.8%	265.0%
Depreciation	44.7	50.3	48.8	(11.1%)	(8.3%)
Stumpage (2)	35.3	51.6	43.6	(31.5)%)	(19.1%)
EBITDA	218.9	227.2	130.5	(3.7%)	67.8%
Other Income	35.3	36.5	36.4	(3.2%)	(2.9%)
Other Operating Expenses	(38.5)	(11.6)	(12.8)	232.9%	199.6%
Other Gains (Losses)	(0.1)	64.5	(0.2)	(100.1%)	(43.6%)
Interest Income	8.6	8.5	10.9	1.6%	(21.6%)
Interest Expenses	(49.9)	(64.9)	(42.4)	(23.1%)	17.9%
Participation in Profit (Loss) of Associates Through Equity Method	(1.5)	0.9	1.1	(260.2%)	(231.6%)
Foreign Exchange Gains (Losses)	(17.6)	(3.5)	(9.8)	(398.2%)	(78.8%)
Income Before Taxes	75.2	155.8	21.3	(51.7%)	252.6%
Income taxes	(12.7)	(10.4)	(7.2)	22.4%	77.6%
Net Income Before Minority Interest	62.5	145.4	14.2	(57.0%)	340.9%
Minority Interest	0.1	(2.1)	0.6	(103.4%)	(87.1%)
Net Income of the Period	62.5	147.5	13.6	(57.7%)	358.4%

(1)	SG&A = Distribution Costs + Administration Expenses
(2)	Stumpage = Accounting value of the non-cash cost items associated with biological assets

Consolidated Sales:

Arauco’s consolidated sales for the first quarter of 2010 reached U.S.$784.9 million, 11.4% lower than the U.S.$885.4 million obtained during the fourth quarter of 2009, mainly due to lower sales in almost all our products lines partially offset by 2.7% increase in panels.

Compared to the U.S.$660.1 million obtained in the first quarter of 2009, consolidated sales were 18.9% higher during the first quarter of 2010, mainly due to an increase in all our products sales, mostly in panels and pulp.

Interim Review First Quarter 2010 Results

May 28th, 2010

Sales by Business Segment

In U.S. Million	1Q 10		4Q 09		1Q 09
Pulp	386.3	49%	469.4	53%	362.2	55%
Sawn Timber	113.0	14%	136.6	15%	99.8	15%
Panels	253.0	32%	246.3	28%	175.1	27%
Forestry	27.5	4%	29.2	3%	19.3	3%
Others	5.2	1%	3.9	0%	3.7	1%

TOTAL	784.9	100%	885.4	100%	660.1	100%

EBITDA

Consolidated EBITDA for this quarter was U.S.$218.9 million, a 3.7% lower than the U.S.$227.2 million EBITDA reached during the previous quarter (Figure 2), due to a decrease in Forestry, Pulp and Sawn Timber’s EBITDA of 53.4%, 2.3% and 2.4% respectively, partially offset by an increase of 97.1% in Panel’s EBITDA.

Consolidated EBITDA for the first quarter of 2010 was 67.8% higher than the U.S.$130.5 million EBITDA for the same period of 2009. This increase is mainly explained by a higher Pulp EBITDA of 167.8%, or U.S.$107.0 million.

Interim Review First Quarter 2010 Results

May 28th, 2010

Operating Income

Arauco’s consolidated Operating Income during the first quarter of the year reached U.S.$138.9 million, an increase of 10.8% compared to the U.S.$125.4 million obtained during the fourth quarter of 2009. This is result of higher average prices in Pulp, Panels and Sawn Timber by 10.1%, 1.7% and 0.9% respectively, and a 1% increase in Panel’s sales volume, partially offset by lower sales volume in Pulp and Sawn Timber by 25.0% and 18.0% respectively.

During the first quarter of 2010, Arauco’s consolidated Operating Income was 265.0% higher than the U.S.$38.1 million reached in the same quarter of 2009. This is a consequence of an increase in prices of all product lines: Pulp prices increased by 49.2%, Panels prices increased by 3.0% and Sawn Timber prices increased by 6.3%. We also experienced higher volume sales by 40.2% in Panels and 6.5% in Sawn Timber. This positive effect was partially offset by lower sales volume in our Pulp Division by 25.9% and also an increase in cost of sales explained mainly by higher costs of energy, raw materials and costs related to harvesting.

Net Income

Net Income for the first quarter of 2010 reached U.S.$62.5 million (Figure 3), a decrease of 57.7% compared to the U.S.$147.5 million obtained in the fourth quarter of 2009. This is mainly explained by three effects in the non recurring income:

•	a U.S.$64.4 million gain we recognized in 4Q2009 from the purchase of ENCE’s assets in Uruguay at a lower value than its fair value

•	a U.S.$26.6 million net effect we charged in 1Q2010 in Other Operating Expenses as a result of the earthquake and tsunami’s damage, a portion of the business interruption deductable.

•

a higher Foreign Exchange Loss, totaling U.S.$17.6 million in the first quarter of 2010 compared to a loss of U.S.$3.5 million in the past quarter, mainly due to the depreciation of different currencies where we held mutual funds and deposits

Compared to the U.S.$13.6 million obtained in the first quarter of 2009, consolidated Net Income was 358.4% higher during the first quarter of 2010, mainly due to higher Operating Income of 265.0% or U.S.$100.9 million resulting from increasing net sales in all our divisions.

Interim Review First Quarter 2010 Results

May 28th, 2010

REVIEW BY BUSINESS SEGMENT

1.- Pulp Division

Pulp sales reached U.S. $ 386.3 million for the first quarter of 2010, a decrease of 17.7% compared to the previous quarter. This decrease was mainly due to lower sales volume of 25.0%, partially offset by an increase in average prices of 10.1%.

Compared to the U.S. $ 362.2 million reached in the first quarter 2009, pulp sales increased 6.6% during this quarter. This increase is mainly explained by higher average prices of 49.2%, partially offset by lower sales volume of 25.9%.

The international economic crisis that affected the world paper market, especially in Europe and North America, led to a strong fall in prices during the last quarter of 2008. Prices began to show a slight recovery during the second quarter of 2009, and then continued increasing for the rest of the year almost reaching pre-crisis levels in the last quarter. The recovery in the pulp market was confirmed during the fourth quarter of 2009 and during the first months of 2010 pulp prices have grown strongly, reaching near pre-crisis levels. We expect this positive price trend to continue during the second half of 2010 although at a slower pace than that of fourth quarter of 2009 and first quarter of 2010.

Although world pulp inventory levels slightly went up at the end of the fourth quarter of 2009, on average it was low compared to 2008 levels. World stock levels at March 2010 were 23 days for long fiber and 29 days for short fiber, almost the same levels as December 2009 with 23 and 30 days, respectively.

The European paper market is still under a complex scenario. Local producers have not been able to transfer pulp higher prices to its paper products, consequently suffering a margin stretch. Also, the sovereign debt crisis in Greece observed during the first months of 2010 has impacted the value of the euro against the US dollar, which increased the European pulp buyer price in euro terms. The future of the economy of Europe is uncertain in the short term and may negatively impact the pulp market if the crisis spreads to other European countries, as there is a stretch relation between the economy of a region and its pulp and paper demand.

During the first months of 2010, Asia, mainly China, Korea and India, continue leading pulp demand and price increases. Local paper producers are finding more difficult to transfer these price increases to their own products, but they are still in a relatively comfortable position due to past purchases. Paper production is still very strong for local consumption and exports, fostering initiatives in Europe and North America for the establishment of tariffs on most competitive products from these Asian countries. During the end of 2009 the market in general was very strong in Asia –particularly China–, a trend we should continue to see in the midterm as new paper production will come from Asia and the export of paper from these markets to Europe and North America.

For American producers the last quarter of 2009 brought several challenges that may be materialized during 2010. First, despite the strong lobby of US kraft pulp producers, the U.S. Senate decided not to renew the black liquor subsidy as a renewable alternative fuel. Second, US paper producers are facing strong competition coming from China, Indonesia and Korea, and are claiming antidumping measures against Chinese and Indonesian producers. In North America during the first quarter of 2010 we have observed a lower demand for pulp and a lower production of paper mainly due to mill closures. This volume has been replaced by imports coming from China, South Korea and Indonesia.

2.- Sawn Timber Division

Compared to the U.S.$136.6 million sold during the fourth quarter of 2009, Sawn Timber sales decreased by 17.7% during the first quarter of 2010, reaching sales of U.S.$113.0 million. This decrease was mainly due to lower sales volume by 18.0% as a result of lower production and delay of the shipments as effects of the earthquake, partially offset by higher average prices of 0.9%. Compared to the same period of 2009, sales of sawn timber and remanufactured wood products increased by 13.2%, mainly explained by an increase in both sales volume and average prices by 6.5% and 6.3% respectively.

Interim Review First Quarter 2010 Results

May 28th, 2010

The real estate and construction markets in USA have shown a rebound in the first quarter of 2010. Housing construction reached an annualized rate of 626,000 units in March. The current construction levels remain low when compared with the average of the last 10 years. During the first quarter of this year there has been an increase in prices and demand of moldings and sawn timber when compared with last quarter of 2009.

During the first quarter of this year, we observed a higher demand of forest products in all markets. There was also improvements in prices, especially in China, Korea, Mexico, Peru, Japan and Taiwan. In the Middle East, especially Saudi Arabia, there was a higher demand for timber packaging and also better prices. Despite the recovery in sales prices of forest products, they still remain below pre-crisis levels.

3.- Panels Division

Panel’s sales reached U.S.$253.0 million in the first quarter of this year, an increase of 2.7% when compared to the U.S.$246.3 million obtained in the fourth quarter of 2009. This increase is mainly explained by higher sales volume and prices of 1.0% and 1.7% respectively.

When compared with the U.S.$175.1 million reached in the same period last year, panels sales increased by 44.5%, mainly due to a 40.2% higher sales volume mainly due to the Tafisa Brasil acquisition, and an increase in prices of 3.0%.

We see a significant recovery in the market, both in pricing and sales volumes, over the previous year.

Our Plywood business sales volume to final customers increased by 14%, which also carried a significant recovery in sales prices. Mainly in Mexico and the rest of Latin America, where we have seen a higher increase in volumes.

Regarding our MDF boards, where sales volumes increased by more than 50%, Brazil has been the main engine of the region with strong increases in demand and favorable projections for the year.

The MDF moldings business, even though we had few shipments from Chile during the month of March due to the earthquake, sales volumes were up by 26% over the same period of 2009 with also higher prices by around 3%. Moreover, given the uncertainty in the supply from Chile, the U.S. market reacted with sharp higher prices of over 10%, which will be reflected in the results of the second quarter of this year.

The HB sales have not been the exception to this global recovery in prices and volumes, with volume increases by 20% compared to same period of 2009.

In summary, panels demand in Latin America is strongly led by Brazil, Mexico and Chile. This last one is strongly influenced by the requirements for reconstruction. There is also a slow recovery in confidence in the U.S., where prices also are rising strongly towards the second half of this year, due in part to the Chilean earthquake effects. Concern is set in Europe where demand remains depressed and now the euro has weakened against the U.S. dollar, increasing the panel’s purchase price in euro terms.

Interim Review First Quarter 2010 Results

May 28th, 2010

PRODUCTION

During the first quarter of this year, production volume decreased 27.4% in Pulp, 20.2% in Panels and 14.8% in Sawn Timber when compared with last quarter. Compared to the first quarter of 2009, production volume decreased 27.1% in Pulp and 7.2% in Sawn Timber, while the Panels division increased its production by 5.1%. This decrease in almost all our product’s production is due to the business interruption that affected all our mills located in Chile during March after the earthquake that struck Centern and Southern regions of the country on February 27.

Interim Review First Quarter 2010 Results

May 28th, 2010

BALANCE SHEET ANALYSIS

Assets

Current Assets reached U.S.$2,274 million at the end of first quarter 2010, remaining almost the same level compared with the last quarter of 2009. When compared with the U.S.$2,208 million reached in the same period last year, there was an increase of 3.0%.

Non Current Assets reached U.S.$9,017.7 million at the end of the first quarter of 2010, a decrease of 1.4% compared to fourth quarter of 2009. When compared with the U.S.$8,276.3 million reached in the same period last year, there was an increase of 9.0%.

Cash: Our cash balance decreased U.S.$160.8 million compared to December 2009, reaching U.S.$373.4 million. This decrease is mainly explained by a payment of U.S.$100 million of a pre-export financing loan due in March, and a lower receivables collection.

Inventories: Inventories decreased U.S.$64.4 million, or 10.3% when compared to the last quarter of 2009. This decrease also includes a provision as result of the loss of inventory due to the earthquake.

Account Receivables: During the first quarter of 2010 our receivables increased U.S.$161.2 million, or 28.9% when compared to the previous quarter. The main reason for this increase is the accrual of the insurance coverage related to the impairment of assets and inventory resulting from the earthquake effects.

Financial Debt

Arauco’s consolidated financial debt as of March 2010 reached U.S.$3,042.8 million, a decrease of 5.0% or U.S.$160.1 million when compared to December 2009, mainly due to the payment of U.S.$100 million of a pre-export financing loan due in March 2010.

When compared to March 2009, our financial debt increased 6.1% or U.S.$173.6 million as a result of a U.S.$500 million Yankee bond issuance in July 2009, partially offset by the U.S.$ 100 million paid for a Yankee bond due in September 2009, the U.S.$ 80 million paid for a revolving bank loan due in August 2009 and the payment of U.S.$73 million in different pre-export financing loans all due in April 2009.

Our consolidated net financial debt has been stable over the last year. As of March 2010 it reached U.S. $2,669 million, a slight increase of U.S.$0.7 million when compared to December 2009 and a 0.7% decrease or U.S.$18.4 million when compared to March 2009.

Financial Debt

In U.S. Million	March 2010	December 2009	March 2009

Other Short Term Financial Debt	384	525	446
Other Long Term Financial Debt	2,658	2,678	2,423
TOTAL FINANCIAL DEBT	3,043	3,203	2,869

Cash and cash equivalents	373	534	181
NET FINANCIAL DEBT	2,669	2,669	2,688

Interim Review First Quarter 2010 Results

May 28th, 2010

Shareholders’ Equity

Arauco’s Shareholders’ Equity reached U.S.$6,294 million during the first quarter of 2010, which represents an increase of U.S.$25.4 million compared to the previous quarter and an increase of U.S.$415.6 million when compared with the first quarter of 2009. This growth is explained by the positive results of our divisions exposed as accumulated gains (losses).

Interim Review First Quarter 2010 Results

May 28th, 2010

FINANCIAL RATIOS

Financial Ratios

	1Q 10	4Q 09	1Q 09
Profitability
Gross Margin	37.3%	33.7%	26.7%
Operating Margin	17.7%	14.2%	5.8%
EBITDA Margin	27.9%	25.7%	19.8%
ROA (EBIT / Total Assets)	4.9%	4.4%	1.5%
ROCE (EBIT x (1 – tax rate) / Total Capitalization)	4.9%	4.9%	1.4%
ROE (Net Income / Equity)	3.9%	9.2%	0.9%

Leverage
Interest Coverage Ratio (EBITDA / Interest Expenses)	4.4x	3.5x	3.1x
Net Financial Debt / EBITDA	3.0x	2.9x	4.8x
Financial Debt / Total Capitalization	32.2%	33.4%	32.4%
Net Financial Debt / Total Capitalization	28.3%	27.8%	28.3%
Financial Debt / Equity	47.5%	50.2%	47.8%
Net Financial Debt / Equity	41.7%	41.8%	41.8%

Interim Review First Quarter 2010 Results

May 28th, 2010

FIRST QUARTER AND SUBSEQUENT EVENTS

ARAUCO acquires 50% of Dynea, a chemical resin firm in Brazil

On April 1st, ARAUCO signed an agreement of sale, through its Brazilian subsidiary Arauco do Brasil, purchasing 50% of Dynea Brasil S.A. corporation shares, owned by joint venture partner Dynea AS in Lillestrom, Norway. Following the all-cash 15 million dollar transaction, Arauco do Brasil acquired full ownership of Dynea Brasil S.A.

Dynea Brasil S.A. is a corporation serving the chemical resin market. Its main asset is a production facility located in Araucaria, a community in the State of Paraná (Brazil). This facility has an annual production capacity of 150,000 tons of urea formol, phenol formol and melamine formol resins. Additionally, it produces 113,000 annual tons of 37% formol and it operates a melamine coated paper production line, with an installed capacity of 45 million m2 per year. These products have a wide variety of applications, and are mostly used as material for the production of wooden panels, melamine coated paper, and industrial adhesives, as well as raw material for the automobile, pharmaceutical and cosmetic industries, among others.

ARAUCO announced a U.S.$110 million MDP panel mill greenfield project

The mill is expected to be operative in 2011 and will have an annual production capacity of 300,000 cubic meters of Medium Density Particleboard (MDP). The mill will be located in Teno, in the Maule Region of Chile and will generate employment for 300 workers on average during the construction and 300 permanent jobs during its operation.

ARAUCO is preparing an environmental declaration impact to be submitted to the Conama environmental authority.

Interim Review First Quarter 2010 Results

May 28th, 2010

After the earthquake, Arauco has restarted all panels and sawn timber mills, and 84% of its pulp capacity

On February 27, 2010, a severe earthquake occurred off the coast of the southern-central region of Chile, which is an area where we maintain our industrial operations. Following the earthquake, Arauco immediately triggered its contingency plan which established an assessment of the situation of our workers, their families and the shut down of all industrial plants in order to evaluate the state of each facility and the damages that may have occurred. This affected all pulp, sawn timber, remanufacturing and panels facilities in Chile, which represent 89%, 83%, 86% and 43% respectively of Arauco’s total production capacity in Latin America.

Our Valdivia sawn timber mill was the first mill to start production, just one day after the earthquake. However, Mutrún sawmill (located in Constitución, VII Region) was completely destroyed by the tsunami.

Five days later, the first assessment concluded that the damages found would not affect the viability of Arauco’s production units, and that they would resume operations according to the specific conditions of each mill and to external factors such as road connectivity, power supply, communication, public safety and other basic services.

On March 16th, Arauco announced the restart of several mills including four sawn timber mills, four remanufacturing mills and three panel mills. In addition, the biomass cogeneration facilities in Nueva Aldea and Valdivia resumed operations and began delivering electricity to the Chilean Central Grid.

On March 21st our Valdivia pulp mill, with a capacity of 550,000 ADt per year, resumed operations.

On April 26th Licancel mill, Nueva Aldea and Arauco (line 1) resumed operations, with a total capacity of 140,000, 1,027,000 and 290,000 ADT per year respectively.

On May 20th our Constitucion mill, which was hit by the tsunami, resumed operations with a total capacity of 355,000 ADT per year.

As of today Arauco has 84% of its total pulp capacity producing through its mills. Its sawn timber business and panels business have all mills operating. Additionally, Arauco will reopen Horcones II saw mill, located in the Arauco community. This facility had been closed down last year because of the international crisis that affected the sector. According to schedule, this saw mill should begin operations next June, providing 200 jobs. The monthly production capacity of Horcones II will be approximately 14,500 m3.

Lastly, it is worth noting that Arauco has insurance covering damages and loss for business interruption. The limit of indemnity is U.S.$650 million with a deductible of U.S.$3 million for asset damage and 21 days for business interruption.

Interim Review First Quarter 2010 Results

May 28th, 2010

FINANCIAL STATEMENTS

Consolidated Income Statement

In U.S. Million	1Q 10	4Q 09	1Q 09
Net Sales	784.9	885.4	660.1
Cost of Sales	(491.8)	(586.8)	(484.0)
Gross Margin	293.1	298.7	176.2
SG&A (1)	(154.1)	(173.3)	(138.1)
Operating Income	138.9	125.4	38.1
Other Income	35.3	36.5	36.4
Other operating expenses	(38.5)	(11.6)	(12.8)
Other gains (losses)	(0.1)	64.5	(0.2)
Interest Income	8.6	8.5	10.9
Interest expenses	(49.9)	(64.9)	(42.4)
Participation in profit (loss) of associates through equity method	(1.5)	0.9	1.1
Foreign exchange gains (losses)	(17.6)	(3.5)	(9.8)
Income before taxes	75.2	155.8	21.3
Income taxes	(12.7)	(10.4)	(7.2)
Net income before minority interest	62.5	145.4	14.2
Minority interest	0.1	(2.1)	0.6
Net Income of the Period	62.5	147.5	13.6

(1)	SG&A = Distribution Costs + Administration Expenses

For more details on Arauco’s financial statements, please refer to www.svs.cl or www.arauco.cl

Interim Review First Quarter 2010 Results

May 28th, 2010

Consolidated Balance Sheet

In U.S. Million	1Q 10	4Q 09	1Q 09
Cash and cash equivalents	373.4	534.2	181.4
Other current financial assets	4.3	8.4	195.0
Accounts receivable	683.0	576.7	571.5
Inventories	555.6	620.1	690.9
Biological assets	343.4	310.8	287.2
Other current assets	264.3	224.0	281.9
Total Current Assets	2,224.1	2,274.3	2,208.0
Property, plant and equipment	4,909.3	4,969.8	4,634.7
Non current biological assets	3,413.0	3,446.7	3,365.1
Other non current assets	745.7	725.1	276.5
Total Non Current Assets	9,068.0	9,141.5	8,276.3
TOTAL ASSETS	11,292.1	11,415.8	10,484.3
Other short term financial debt	384.5	524.9	446.0
Commercial creditors and other accounts payable	295.8	334.0	305.6
Other current liabilities	129.0	94.5	147.3
Total Current Liabilities	809.4	953.4	899.0
Other long term financial debt	2,658.3	2,678.0	2,423.2
Deferred tax liability	1,269.8	1,256.1	1,115.9
Other non current liabilities	150.9	145.9	49.0
Total Non Current Liabilities	4,079.1	4,080.0	3,588.1
Minority interest	109.7	113.8	118.7
Controller Shareholder’s Equity	6,294.0	6,268.6	5,878.4
TOTAL LIABILITIES AND EQUITY	11,292.1	11,415.8	10,484.3

For more details on Arauco’s financial statements, please refer to www.svs.cl or www.arauco.cl

Interim Review First Quarter 2010 Results

May 28th, 2010

Consolidated Statement of Cash Flows

In U.S. Million	1Q 10	4Q 09	1Q 09
Collection of accounts receivables	998.8	1,171.0	769.9
Payments of suppliers and personnel (less)	(855.8)	(959.5)	(684.8)
Other expenses paid (less)	46.4	24.1	49.0
Dividends and other distributions received	—	0.1	—
Interest paid and received	(62.1)	(27.8)	(42.5)
Income tax paid	(9.0)	(8.7)	(16.9)
Net Cash Provided by (Used in) Operating Activities	118.3	199.2	74.8
Capital Expenditures	(141.6)	(276.7)	(96.7)
Other investment cash flow	1.9	(10.1)	1.4
Net Cash Provided by (Used in) Investing Activities	(139.7)	(286.8)	(95.3)
Debt issuance	16.3	33.4	450.9
Debt repayment	(145.4)	(42.2)	(236.0)
Other financing cash flow	(3.6)	(32.2)	—
Net Cash Provided by (Used in) Financing Activities	(132.7)	(41.1)	214.9
Total Cash Inflow (Outflow) of the Period	(154.2)	(128.8)	194.3
Effect of inflation on cash and cash equivalents	(6.8)	5.5	1.3
Cash and Cash equivalents at beginning of the period	534.4	657.4	167.3
Cash and Cash equivalents at end of the period	373.4	534.2	362.9

For more details on Arauco’s financial statements, please refer to www.svs.cl or www.arauco.cl

DISCLAIMER

This news release may contain forward-looking statements concerning Arauco’s future performance and should be considered as good faith estimates by Arauco. These forwardlooking statements reflect management’s expectations and are based upon currently available data. Actual results are subject to future events and uncertainties, many of which are outside Arauco’s control, which could materially impact Arauco’s actual performance.

Readers are referred to the documents filed by Arauco with the United States Securities and Exchange Commission, specifically the most recent filing on Form 20-F which identifies important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are based on information available to Arauco on the date hereof, and the Arauco assumes no obligation to update such statements.

References herein to “U.S. $” are to United States dollars. Discrepancies in any table between totals and the sums of the amounts listed are due to rounding. This report is unaudited.

For further information, please contact:

Bárbara Delso

barbara.delso@arauco.cl

Phone: (56-2) 461 7293

Paola Sánchez

paola.sanchez@arauco.cl

Phone: (56-2) 461 7494

José Luis Rosso

jose.rosso@arauco.cl

Phone: (56-2) 461 7221